Exhibit (a)(10)

                             SENECA INVESTMENTS LLC
                          437 Madison Avenue, 3rd Floor
                            New York, New York 10022

                                December 20, 2001

Dear Organic Stockholder:

      On December 5, 2001, we sent you materials regarding our offer to purchase all the common shares of Organic, Inc. Since that date, a special committee of and the full Board of Directors of Organic have each concluded that our offer is fair to you and in your best interests, and have unanimously recommended that you accept the offer.

      Organic's position with respect to the offer is described in the enclosed materials. In addition, we have amended our tender offer documents to describe the events that have occurred since the date of the commencement of our offer and to make other changes, including:

      o To extend the expiration date of our offer until midnight, New York City time, on January 10, 2002;

      o To narrow the condition to the offer relating to potential adverse changes; and

      o To provide additional background information regarding our discussions with Organic and Organic Holdings regarding the offer.

      We urge you to read the enclosed documents carefully.

      If you have any questions regarding the offer, please contact the Information Agent at the telephone number set forth on the back cover of the enclosed Offer To Purchase.

                                                 Sincerely,

                                                 Michael Tierney
                                                 Chief Executive Officer